UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-142110
Silver State Bancorp
(Exact name of issuing entity as specified in its charter)

C/O KOLESAR & LEATHAM, CHTD.,
RESIDENT AGENT OF SILVER STATE BANCORP
3320 WEST SAHARA AVE., SUITE 380
LAS VEGAS, NV 89102
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock $0.001 par value

 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)	☐
Rule 12g-4 (a)(2)	☐
Rule 12h-3 (b)(1)(i)	☒
Rule 12h-3 (b)(2)(i)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  100

Pursuant to the requirements of the Securities Exchange Act of 1934 Silver State Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SILVER STATE BANCORP

	By:	/s/ Michael. J. Threet
	Name:	Michael J. Threet
Title: Chief Financial Officer and Chief Operating Officer
Date: September 17, 2008